UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SIERRA RESOURCE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Nevada                       000-25301                  88-0413922
(State or other jurisdiction          (Commission               (IRS Employer
of incorporation)                 File No.)             Identification No.)

  6586 Hypoluxo Rd, Suite 307
 Lake Worth, Florida  33467-7678
(Address of principal executive offices, including Zip Code)

561-369-1676
Registrant's telephone number, including area code

March 31, 2010
Approximate Date of Mailing

SIERRA RESOURCE GROUP, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY
FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION
WITH ANY VOTE OF THE STOCKHOLDERS OF SIERRA RESOURCE GROUP, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED
TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed to holders of record of shares of common stock of Sierra Resource Group, Inc., a Nevada corporation (the "Company", "we", "us" or "our"), as of March 31, 2010, pursuant to the requirements of Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the Share Purchase Agreement dated February 5, 2010 (the "Share Purchase Agreement") by and between the Company, certain principal stockholders of the Company (each of Paul W. Andre, Sandra J. Andre and Suzette M. Encarnacion, collectively referred to as the “Sellers”) and Black Diamond Realty Management LLC, a Florida limited liability company (the "Purchaser"). The Share Purchase Agreement, as amended, provided, among other things, for the sale of 8,515,000 shares of common stock of the Company (the “Purchased Shares”) by the Sellers to the Purchaser (the “Purchase Transaction”) for the aggregate purchase price of $229,000.  The Purchased Shares represent an aggregate of approximately 70% of the issued and outstanding shares of capital stock of the Company on a fully-diluted basis.  The source of the cash consideration for the Purchased Shares was a loan to the Purchaser in the amount of $500,000 as evidenced by that promissory note dated February 1, 2010 from First Galt International, Inc. to the Purchaser. (the “Note”). The Note has a Maturity Date of January 31, 2011 and bears no interest. The closing under the Share Purchase Agreement on the Purchase Transaction took place on March 17, 2010. Following the Share Purchase Agreement there was a change in the Board of Directors of the Company (the “Board”).

The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the Share Purchase Agreement and Amendment No. 1 thereto, filed as Exhibits 10.01 and 10.02, respectively, to our Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on March 29, 2010.

VOTING SECURITIES

There are currently 12,090,000 shares of the Company's common stock outstanding. Each share of common stock is entitled to one vote. The Company has no other securities outstanding.

CHANGE IN CONTROL

At the closing of the Purchase Transaction, the Purchaser received approximately seventy percent (70%) of the Company's issued and outstanding common stock. The closing of the Purchase Transaction occurred on March 17, 2010.

In addition, effective as of March 17, 2010, in connection with the closing of the Purchase Transaction, (i) Sandra J. Andre and Suzette M. Encarnacion resigned from their respective positions as officers and directors of the Company and (ii) the Board elected Michael A. Dougherty and  Joshua W. Rohbock to serve as directors of the Company.  Paul W. Andre is continuing to serve as a director and as Secretary and Treasurer of the Company until on or about April 6, 2010, which is approximately ten days after the date on which this Information Statement is filed with the SEC and mailed to all the holders of record of the Company's common stock.  No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Exchange Act requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders. You are not required to take any action with respect to the appointment of the new directors.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information for each new director of the Company added to the Board on March 17, 2010:

Name	Age	Position
Michael A. Dougherty	60	Director
Joshua W. Rohbock	35	Director

MICHAEL A. DOUGHERTY

Mr. Dougherty, age 60, is a senior executive with 25 years of experience in Healthcare IT.  Since May 2007, Mr. Dougherty has been a regional vice president with Symantec Corp. (formerly Transparent Logic), a provider of software solutions that create and modify workflow without programming, where he is responsible for new business acquisitions and growth and maintains relationships between clients and delivery systems.  Prior thereto, beginning in February 2001, Mr. Dougherty was a regional president for Pulse Systems, Inc., a provider of software solutions for physicians, where he was responsible for client relationships and introducing new product lines to clients.  In November 1982, Mr. Dougherty, along with his wife, co-founded Professional Support, Inc., a markets systems solutions and billing services provider to the health care community, where he was also the President and Chief Executive Officer. Mr. Dougherty attended the University of Denver where he graduated with a degree in Psychology, and the University of Massachusetts Lowell Campus where he received his MBA.

JOSHUA W. ROHBOCK

Mr. Rohbock, age 34, has extensive experience in building and construction.  He has owned and operated SJS Construction, a retail construction corporation specializing in commercial building including plant construction and operational tooling, for the past ten years.  Mr. Rohbock is experienced in the mining industry in the field operations of gold mines located in Moapa, Nevada where he has managed the production of minerals.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

There are no family relationships between any of our current directors or executive officers. To our knowledge, the new directors did not hold any position with the Company prior to their election to the Board on March 17, 2010 nor have been involved in any material proceeding adverse to the Company or any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

Although we have not adopted a Code of Ethics, we rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person's immediate family. Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company. These policies and procedures are not evidenced in writing.

TERMS OF OFFICE

The Company's directors are appointed for a one-year term to hold office until the next annual general meeting of the Company's stockholders or until removed from office in accordance with the Company's bylaws and the provisions of the Nevada Revised Statutes. The Company's directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company's bylaws and the provisions of the Nevada Revised Statutes.

The Company's officers are appointed by the Board and hold office until removed by the Board.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Our current directors and executive officers and new directors have not been involved in any event required to be reported pursuant to Item 401(F)(1) through (8) of Regulation S-K.

CORPORATE GOVERNANCE

Neither our current nor proposed directors are independent directors as defined by FINRA Rules.

Our current Board held no formal meetings during the 12 month period ended December 31, 2009.  All proceedings of the Board were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and our bylaws of our, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our Board, our Board believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the Board.

After the change in the Board, it is anticipated that the Board will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

AUDIT COMMITTEE

Our current Board has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Instead, the entire Board acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the proposed directors until such time as a separate audit committee has been established.

NOMINATIONS TO THE BOARD OF DIRECTORS

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment. In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

BOARD LEADERSHIP STRUCTURE AND ROLE ON RISK OVERSIGHT

Paul W. Andre currently serves as the Company's principal executive officer and a director. At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources. The new directors will continue to evaluate the Company's leadership structure and modify as appropriate based on the size, resources and operations of the Company.

Our current directors are exclusively involved in the general oversight of risks that could affect our Company as Messrs. Dougherty and Rohbock are the sole directors of the Company.

BOARD COMPENSATION

We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

EXECUTIVE COMPENSATION

No director, officer or employee received compensation during the last fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company has only one class of stock outstanding, its common stock, par value $00.1 per share. The following table sets forth certain information as of March 17, 2010, with respect to the beneficial ownership of our common stock for (i) each director and officer, (ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially five percent (5%) or more of the outstanding shares of our common stock. As of March 17, 2010, there were 12,090,000 shares of common stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owner(1)	Amount and nature of beneficial ownership(2)	Percent of class

Directors and Executive Officers
Paul W. Andre	0	0%
Michael A. Dougherty	0	0%
Joshua W. Rohbock	0	0%
All Officers and Directors as a Group	0	0%
5% Stockholders
Black Diamond Realty Management, LLC	8,515,000	70.4%
_______________________

(1)  Address is  c/o the Company, 6586 Hypoluxo Rd,  Lake Worth, Florida  33467-7678.
(2)  Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

OTHER INFORMATION

We file periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov. You may also send communications to the Board at 6586 Hypoluxo Rd, Lake Worth, Florida  33467-7678.

SIERRA RESOURCE GROUP, INC.
By Order of the Board of Directors

/s/ Paul W. Andre
__________________________________
Paul W. Andre, Director and principal
Executive officer, Secretary and Treasurer

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